[Logo of Mayer, Brown, Rowe & Maw]

November 16, 2005 Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Mail Stop 6010 Securities and Exchange Commission 100 First Street, N.E. Washington, D.C. 20549

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

Mohit Kalra

Direct Tel (312) 701-8809

Direct Fax (312) 706-8686

mkalra@mayerbrownrowe.com

Re:	Cambridge Antibody Technology Group PLC

Form 20-F/A for the Fiscal Year Ended

September 30, 2004, Filed September 19, 2005

(File No. 000-31116)

Dear Mr. Rosenberg:

This letter responds to the Staff’s verbal comments to Cambridge Antibody Technology Group PLC (“CAT”), relating to the above-referenced filing. The Staff’s comments related to the inclusion in CAT’s Form 20-F/A for the fiscal year ended September 30, 2004 (“2004 20-F”) of disclosure regarding the costs incurred to date on each of its major research and development projects.

As discussed with the Staff, CAT currently plans on filing its Form 20-F for the fiscal year ended September 30, 2005 (“2005 20-F”) in December 2005. Given the timing of the expected filing of its 2005 20-F and based on discussions with the Staff, CAT is submitting this correspondence as a template to show how it plans to address the Staff’s verbal comments its 2005 20-F filing as opposed to filing another amendment to its 2004 20-F.

Attached as Exhibit A is a revised “Research and development expenses” section of the 2004 20-F. CAT has added disclosure regarding the external development expenses incurred to date with respect to Trabio, CAT-192 and GC-1008. In addition, CAT has disclosed why it is difficult to estimate “other” external development costs incurred to date. CAT currently contemplates making substantively similar disclosures in its 2005 20-F, including the actual figures related thereto.

CAT hereby acknowledges that:

•	CAT is responsible for the adequacy and accuracy of the disclosure in the filings;

Berlin  Brussels  Charlotte  Chicago  Cologne  Frankfurt  Houston  London  Los Angeles  New York  Palo Alto  Paris   Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Jim B. Rosenberg

November 16, 2005

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CAT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or if you require any additional information, please feel free to contact me at (312) 701-8809 or Philip J. Niehoff at (312) 701-7843.

Sincerely,

/s/ Mohit Kalra

Mohit Kalra

EXHIBIT A

Research and development expenses

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003 £m	2003/2002 £m
External development expenses (i)
Trabio	(11.1)	(9.0)	(4.1)	(2.1)	(4.9)
CAT-192/GC-1008	(3.4)	(3.7)	(2.5)	0.3	(1.2)
Other (ii)	(4.0)	(2.5)	(1.7)	(1.5)	(0.8)

Total External development expenses	(18.5)	(15.2)	(8.3)	(3.3)	(6.9)
Staff costs and laboratory consumables (iii)	(15.1)	(16.5)	(14.4)	1.4	(2.1)
Infrastructure and depreciation	(6.5)	(6.9)	(4.8)	0.4	(2.1)
Other	(4.0)	(6.4)	(3.8)	2.4	(2.6)

Total	(44.1)	(45.0)	(31.3)	0.9	(13.7)

Average staff numbers	231	249	235	(18)	14

(i)	ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax and MYO-029 are being developed by third-party licensees of CAT and therefore, CAT does not bear any costs associated with the research and development of such product candidates.

(ii)	Other external development expenses includes expenses for CAT-213, CAT-354 and expenses that are not allocated to any particular product candidate (due to the early stage of development or nature of spend), and therefore CAT is unable to estimate total other external development costs incurred to date.

(iii)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

The increase in external development costs reflects a significant rise in spend on clinical trials over the last two years on CAT-funded programs, particularly Trabio and CAT-354.

In November 2004, CAT announced preliminary results from its first pivotal clinical trial of Trabio. Trabio failed to meet the primary endpoint of improving the outcome of glaucoma surgery compared to placebo. In March 2005, CAT announced that results of the second pivotal trial also failed to meet the primary endpoint of improving the outcome of surgery for glaucoma. At that time, CAT terminated further development of Trabio as a potential treatment for improving the outcome of glaucoma surgery. From October 1, 2004 going forward, CAT expects to incur costs related to Trabio of approximately £4.6 million, such costs being committed to by CAT prior to the termination of further development with respect to Trabio. External development expenses incurred to date with respect to Trabio total approximately £[            ].

Under the collaboration with Genzyme, CAT currently bears 50% of program costs, which includes development costs for both CAT-192 and GC-1008. CAT-192 and GC-1008 are related programs within the collaboration, which generally relates to antibodies against TGFß. In 2004, the majority of expenditure in the collaboration related to GC-1008. In 2002 and 2003, expenditure was allocated to the collaboration as whole, rather than by individual program. External development expenses incurred to date with respect to CAT-192 and GC-1008 total approximately £[            ].

CAT and Genzyme have received FDA approval to begin a Phase I clinical trial of GC-1008 in idiopathic pulmonary fibrosis and expect to commence this trial during the second quarter of 2005. CAT and Genzyme also intend to commence a clinical trial of GC-1008 in various cancers and it is currently expected that an Investigational New Drug application will be filed for this trial by the end of 2005.

In February 2004, CAT announced results from a study in 45 scleroderma patients that demonstrated that CAT-192 was safe and well-tolerated. Following this, an analysis of all existing scleroderma study results was undertaken to facilitate understanding of the disease and its progression. After subsequent discussion with a panel of experts, suitable endpoints for a further trial in scleroderma could not be identified, and in May 2005 Genzyme and CAT concluded that no further development of CAT-192 in scleroderma will take place. There are no plans to pursue the study of CAT-192 in other indications.

Under the terms of the collaboration with Genzyme, as of October 1, 2004, CAT expects to fund the alliance with a further $33.6 million over the course of fiscal years 2005, 2006 and part of 2007, though the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and Genzyme have yet to determine the level of funding beyond that point.

Staff costs increased between 2002 and 2003 in line with increases in scientific staff numbers. The fall in staff costs between 2003 and 2004 relates to a decline in staff numbers, with the termination of the antibody microarray project in 2003, and also reflects some reallocations of staff between departments. Actual staff costs are not allocated to particular product candidates. Instead, a standard pre-determined full time equivalent rate which includes appropriate overhead costs is used for internal project reporting. Full time equivalents assigned to particular product candidates were as follows: